

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Norma Chu
Chief Executive Officer
DDC Enterprise Ltd
Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road
Sheung Wan, Hong Kong

> **Re: DDC Enterprise Ltd**
> **Amendment No. 3 to**
> **Registration Statement on Form F-1**
> **Filed September 8, 2023**
> **File No. 333-272689**

Dear Norma Chu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No 3 to Form F-1 filed September 8, 2023

Prospectus Summary, page 1

1. We note your disclosures that subsequent to June 30, 2023, you "completed two acquisitions." However, this appears inconsistent with your disclosures on pages 123-124, which only discuss that the Cook San Francisco, LLC acquisition was completed in July 2023. Please revise throughout to clarify this apparent discrepancy, including the "Unaudited Pro Forma Financial Information" section on page 125. Further, refer to the fourth graphic on the cover page and your RMB123.6 million pro forma revenue and 26.1% gross margin amounts, which are based on the assumptions that "four acquisitions had taken place on 1 January 2022." However, this appears inconsistent with your

disclosure on page 2 that these amounts are based on the assumption that "two acquisitions had taken place on 1 January 2023." Please revise or clarify your disclosure.

2.	Please ensure that the information you provide in your filing is balanced. We note your disclosures on pages F-88 and F-131 that international revenues comprised 0% and 0.17% of your total revenue in the fiscal year ended December 31, 2022 and six months ended June 30, 2023, respectively. However, you discuss throughout the filing that you are "targeting to have international sales to account for 20 – 30% of total revenue in 2024 and around 50% in 2025." Please revise your filing throughout to provide your actual revenue stream based on geographic markets and any related uncertainties. Further, please elaborate on how you plan to significantly increase your international sales.

Non-GAAP Financial Measures, page 37

3.	We note you present non-GAAP financial measures you identify as EBITDA, LBITDA and Adjusted net loss. Please address the following:
    • Please note that EBITDA already represents net income or loss before interest, taxes, depreciation and amortization. In order to avoid further confusion regarding the definition of EBITDA, please remove your reference to LBITDA here and throughout the filing;
    • Tell us how you determined it was appropriate to include allowance for other current assets and allowance of accounts receivable in your determination of Adjusted net loss. Tell us and clarify how you determined your non-GAAP financial measures comply with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures; and
    • We note your non-GAAP performance measure of Adjusted net loss adds back historical tax expenses/(benefits) and does not include an adjustment for the tax impact of all the other non-GAAP adjustments. Please be advised non-GAAP Adjusted Net Income/(Loss) measures are required to reflect current and deferred tax expenses commensurate with the non-GAAP measure of profitability. Please explain to us why you believe the non-GAAP performance measure you present is appropriate. Please specifically address how you considered the guidance in Question 102.11 Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations, page 122

4.	We note that you revised this table to present your contractual obligations in less than six months and in the year ending 2024 and 2025. Please revise these columns to present your cash requirements for the short-term (*i.e.*, the next 12 months from June 30, 2023). Refer to Item 5.B. of Form 20-F.

<u>Related Party Transactions, page 175</u>

5.   Please update this section to reflect the information as of the date of the document. Refer to Item 7.B. of Form 20-F.

      You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Lawrence Venick